FORM U-3A-2

                          File No. 69-35

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

               Annual Statement by Holding Company
                Claiming Exemption Under Rule U-2
              from Provisions of the Public Utility
                   Holding Company Act of 1935.

              To be filed annually prior to March 1.



WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

 1.  Name, state of organization, location and nature of business of claimant
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     and every subsidiary thereof, other than any exempt wholesale generator
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     (EWG) or foreign utility company in which claimant directly or
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     indirectly holds an interest.
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     Wisconsin Public Service Corporation (herein sometimes referred to as
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     the "Company") is incorporated under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. It is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of gas. The Company serves approximately 354,000 electric
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     customers and 205,000 gas customers in 11,000 square miles in
     Northeastern Wisconsin and an adjacent part of Upper Michigan. The largest cities served are Green Bay, Sheboygan, Oshkosh, and Wausau, with populations ranging from 153,642 to 60,854, including contiguous urban areas (1990 Federal census). The Company furnishes retail electric service in all these cities except Sheboygan, and gas in all except Wausau. Additionally, the Company provides wholesale electric service to 13 communities. About 98% of operating revenues in the year 1995 were derived from Wisconsin customers, and 2% from Michigan customers.

     WPS Leasing, Inc. was incorporated September 22, 1994 under the laws of
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     the state of Wisconsin and has its principal office at the principal executive offices of the Company. The directors and officers of WPS Leasing, Inc. are in each case also officers of the Company. The
     Company owns 100% of WPS Leasing's capital stock, consisting of 1,000 shares of common stock, with a $1 per share par value, at the stated capital amount of $1 per share. The total assets of WPS Leasing at December 31, 1995 were $6,215,000 or .5% of the Company's assets. The Company's equity in net income for the year 1995 was $(77,000). The intended principal business of WPS Leasing, Inc. is to participate in the financing of specific utility projects.  WPS Leasing is not and never has been a public utility.
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     Wisconsin Valley Improvement Company, of which the Company owns 26.9% of
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     the voting stock, is incorporated under the laws of the state of
     Wisconsin and has its principal office at Wausau, Wisconsin. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges water tolls to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of
     1939). It generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement Company at December 31, 1995 were $752,000 or .06% of the Company's assets. The Company's equity in net income for the year 1995 was $21,000, or .04% of the Company's total net income. It is believed that said Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions,
     P. 134), to which reference is hereby made, the Commission declared said Improvement Company not to be a subsidiary of Wisconsin Public Service Corporation.

     Wisconsin River Power Company (herein sometimes called "River Company"),
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     of which the Company owns 33.1% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wisconsin Rapids, Wisconsin. Its business consists of the operation of
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     two hydroelectric plants on the Wisconsin River, the output of which is sold in equal parts to three companies, including Wisconsin Public Service Corporation, which three companies own all outstanding stock of River Company in substantially equal parts. Total assets of Wisconsin River Power Company at December 31, 1995 were $6,205,000 or .50% of the Company's assets. The Company's equity in net income for the year 1995 was $440,000, or .74% of the Company's total net income. Further information concerning the nature of the business of River Company is set forth in findings and opinions of the Commission entered in reference to River Company on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

     WPS Communications, Inc. was incorporated September 10, 1985 under the
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     laws of the state of Wisconsin and had its principal office at the principal executive offices of the Company. The directors and officers of WPS Communications, Inc. were in each case also officers of the Company. The Company owned 100% of WPS Communications' capital stock, consisting of 1,000 shares of common stock, with $1 per share par value, at the stated capital amount of $1 per share until September 1, 1994 when the Company transferred the stock to WPSR as part of a corporate restructuring. The intended principal business of WPS Communications, Inc. was to participate as a partner in the NorLight Partnership which was created to construct and operate a fiber optics communication system. In December 1991, the partners of NorLight sold the assets of
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     the partnership to Midwest Relay Company.  On December 27, 1995,
     WPS Communications, Inc. was merged into the Company and ceased existence. WPS Communications never was a public utility.

 2.  A brief description of the properties of claimant and each of its
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     subsidiary public utility companies used for the generation,
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     transmission, and distribution of electric energy for sale, or for the
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     production, transmission, and distribution of natural or manufactured
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     gas, indicating the location of principal generating plants,
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     transmission lines, producing fields, gas manufacturing plants, and
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     electric and gas distribution facilities, including all such properties
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     which are outside the state in which claimant and its subsidiaries are
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     organized and all transmission or pipelines which deliver or receive
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     electric energy or gas at the borders of such state.
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     Statistics set forth in the answer to this Item are as of December 31,
     1995.

     Wisconsin Public Service Corporation owns and operates electric
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     properties comprising an integrated system of production, transmission and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and south of Wausau, Wisconsin) with total rated capacity of 829,100 kw, a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which the Company operates, with a rated capacity of 535,000 kw (the Company's
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     share is 221,000 kw), a 31.8% share of the Columbia Energy Center at
     Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,054,000 kw (the Company's share is 335,200 kw), a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 330,000 kw (the Company's share is 104,940 kw), combustion turbines of 51,000 kw and 21,500 kw, respectively, south of Wausau, Wisconsin, two combustion turbines of 41,850 kw each and a 68% share in a combustion turbine of 83,500 kw (the WPS share is 56,780 kw) owned jointly with Marshfield Electric and Water Department and operated by the Company, all located near Marinette, Wisconsin, 15 hydroelectric plants (14 in Wisconsin and one on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 64,786 kw, a 4,000 kw diesel plant at Eagle River, Wisconsin, and a 40 kw wind turbine located near Kewaunee, Wisconsin. Its transmission and distribution facilities include 56 transmission substations, 108 distribution substations and approximately 20,426 route miles of transmission and distribution lines. The Company is interconnected with Wisconsin River Power Company, has 18 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 24 interconnections (22 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. The Company also has 14 interconnections
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     to serve 4 neighboring municipal utilities.  Gas facilities include approximately 3,777 miles of main, 65 gate and city regulator stations and 189,642 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from the Company's gas lines in the adjacent city of Marinette, Wisconsin. All of the Company's electric and gas facilities are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 98% of utility plant is located in Wisconsin, and the balance is in Michigan.

 3.  The following information for the last calendar year with respect to
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     claimant and each of its subsidiary public utility companies:  (The
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     information required by Item 3 of this Form U-3A-2 is shown in Exhibit B hereto.)

4.   The following information for the reporting period with respect to
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     claimant and each interest it holds directly or indirectly in an EWG or
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     a foreign utility company, stating monetary amounts in United States
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     dollars.
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     Not Applicable.
PAGE
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                                LIST OF EXHIBITS

Exhibit A-1    Balance Sheet at December 31, 1995, of Wisconsin Public Service
               Corporation.

Exhibit A-2    Income Statement and Statement of Retained Earnings of
               Wisconsin Public Service Corporation for the year ending
               December 31, 1995.

Exhibit A-3    Balance Sheet at December 31, 1995, and statements of income and surplus accounts of Wisconsin River Power Company for the year ended December 31, 1995, filed by reference to Exhibits
               A-4 and A-5, respectively, of Form U-3A-2 being filed by Consolidated Papers, Inc. in File No. 69-53. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B      Statement showing sales for the calendar year 1995 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 1996.

                              WISCONSIN PUBLIC SERVICE CORPORATION



                               /s/ P. D. Schrickel
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                                         P. D. Schrickel
                                         Senior Vice President -
                                         Finance and Corporate Services


(CORPORATE SEAL)

Attest:  /s/ F. J. Kicsar
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             F. J. Kicsar
             Secretary
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    Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                            F. J. Kicsar, Secretary
                      Wisconsin Public Service Corporation
                    700 North Adams Street, P. O. Box 19001
                           Green Bay, WI  54307-9001
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